Filed by Innovative International Acquisition Corp. and Zoomcar, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Innovative International Acquisition Corp.

Commission File No.: 001-40964

Date: March 22, 2023

Transcript of Greg Moran on SPAC Insider Podcast

Show: SPAC Insider Podcast

Date: March 22, 2023

Speakers:

Greg Moran, Zoomcar

Nicholas Clayton, SPAC Insider

Marlena Haddad, SPAC Insider

TRANSCRIPT

Nicholas

Hello and welcome to another SPAC Insider podcast where we bring an independent eye in interviewing the targets with SPAC transactions and their SPAC partners. Fighting for digital services market share in developed markets can be uphill sledding. What if what your offering has no legacy competitor to displace? I'm Nick Clayton and my colleague Marlena Haddad and I speak with Greg Moran, co-founder and CEO of Zoomcar. Zoomcar runs a ride sharing marketplace in India, where traditional short-term rental options are rare. They announced a $456 million combination with Innovative International Corporation in October. Greg explains how Zoomcar has quickly built a strong position in the market without heavy marketing spend and while maintaining a 40% take rate on rides rented through its platform. He also lays out which market Zoomcar is zooming to next and how it will use the proceeds of its deal to get there. Take a look.

So Greg, for SPAC watchers who listen here, I've seen ride sharing with scooters and car sharing in North American markets and deals that have come here before. But what do you think is the most important thing to keep in mind about the differences between sort of the North American market and India and some of the other markets for you’re present?

Greg

Sure. Well, certainly with emerging markets like India, Indonesia and some others that we operate in I think it's really all about just sort of framing the problem statements of day-to-day urban life and comparing those relative to what you see in Western cities. So, the reality is that you have, unlike in, in Western cities where you have 70, 80, 90% car ownership rates, you have 5, 10, 15% car ownership rates in emerging market cities, particularly those in India and Indonesia. So, at the at the end of the day, that's what makes us such a different opportunity, a compelling one because people simply don't have access to a private car every day, and the need statement is at least two or three times a month they would like to have access, but they don't have means to access so they can't afford a private car, they can’t afford to buy a car, and it's not, frankly, it's not that convenient to own a car. But, they would like to have that car and so that fundamental problem statement and use case is much more ubiquitous in the markets that we operate in. And, we have to design the product experience accordingly.

Nicholas

Yeah. No, I really want to get into all of those specifics in terms of how your business works with the consumer and the host provider of the cars, but first you know, just kind of looking at your materials and the timing of everything you've specifically seen a big consistent shift in net contribution you're getting per booking over the last year. Was that part of what prompted you to see Zoomcar as ready for the public markets and sort of what were you, what were some of those signs that you were looking at an inflection point here?

Greg

Sure. By the way, we've been on this marketplace journey now for several years and we started kind of transitioning our model to a full marketplace just prior to COVID. And then of course, COVID came along and you know, we took a bit of a pause for 12 months or so like most folks in mobility. But then when we came out, you know, past the 2nd wave of COVID back about 18 months ago we have seen uninterrupted sort of nonstop growth and huge secular cyclical tailwinds to the business and all of our geographies and along those lines we've seen just a massive boom in domestic travel, domestic tourism in all these countries and particularly in India and so on the back of that we’ve seen a fundamental material shift in usage patterns more towards sort of two to three day, four day trips from kind of typical one day, two day trips. And so, as a result that's allowed us to realize much higher average transaction values. So you know that on the back of the much higher transaction values that fundamentally allows for much more sustainably profitable model in terms of our contribution margins at a booking level and that translates to a clear path towards a really meaningful, successful sustainable business. And so I think that's really what prompted this broader push.

Marlena

And so just going off of that. It looks like from your materials that your customer usage is fairly evenly split between major cities, suburbs and non-urban areas. What do you know about who's using Zoomcar and how?

Greg

Sure. So I think with respect to Zoomcar, we operate in 50 plus cities in India and then you know we operate each of the big major metro areas in Indonesia, Vietnam and Egypt and India still constitutes well over 90% of our business. So I'll speak more to India, but we have within India, we have a presence in about 50 cities. And so within that, you know we have, I would say about 80% of the business volume is consistently in and around tier one cities. So these tier one cities are all 15 million plus effectively people so very large metro areas much larger than even New York and so as a result, there's just an incredible density and this huge opportunity. So the indexation is very much on the tier one cities. And so when we think about the usage profile, it's overwhelmingly from people who live and reside and work in these cities. So there's really not really a concept of suburbia in, you know, these emerging market cities per se. But what you end up seeing is that typically about, you know 35 to 40% of the trips end up going outside of the city, and then you typically see about, you know, 25 to 30% going kind of to the outskirts of the city. And then the remaining balance you know typically just stays within the city, roaming around to different localities and places of interest. So, that's kind of how we see that overall. On the weekends, you certainly see people going outside, going out of the city more frequently, whereas in the city is more frequent during the weekdays. So, that's probably fairly intuitive in terms of just how people think about leisure versus work travel. But that's certainly something that we see on a consistent basis across our markets.

Marlena

Got it. And then looking at the host side of things, how much of your car supply is coming from people who are effectively renting out their only vehicle versus those who are making a broader business out of it?

Greg

Right. So, that's a really important question. And in terms of drawing that distinction, of course it depends market by market. So country by country. City by city. But I think at a broad level, what we find is that usually about sort of 75 to 80% of our hosts are more what we call more like retail part-time, more transient hosts who are more kind of white collar ish by nature and they're looking at this as more of a sort of a part time opportunities. So they're gonna be sharing the vehicle on the platform 5,10,15,20 days in a month and then the balance of time they'll be using the vehicle. And so the balance 20 to 25% are actually more kind of full time all in entrepreneurial small business mindset guys who are looking at this as a more of a maximalist position where they're thinking about this like ‘OK, how can I do as well as possible? How can I add more cars? How can I refer more people? How do I build a small business?’ So yeah, that's the broad split we see and I think if you look at the other platforms like an Airbnb or like a Turo, you know I think it's probably not so different.

Nicholas

Yeah, I'm interested in how that sort of affects, you know where what your car availability is in in certain areas and from that approach, I mean I guess do you have a preference in how you scale between more a whole bunch of small-scale users versus maybe enterprises investing in whole fleets to make available in like one location?

Greg

Right. So in general, we don't really work with traditional rental companies, and that's also partly because traditional rental companies sharing companies don't exist in our markets. So yeah, that's very different. You know, if you look at India, you look at Egypt, you look at Indonesia, these markets don't have conventional traditional rental like Hertz, Avis Enterprise. Zipcar, Turo. These players don't exist there. And so as a result, it's like a long tail of offline mom and pop sort of supply and so our preference is actually to work more with sort of individual retail hosts that I had cited earlier, along with people who are kind of more broadly around the shared economy. So people maybe who have, you know, actually hosted on Airbnb. Or worked as a small merchant with some other e-commerce platform so this this is kind of a little bit more in the consideration set for us as opposed to looking at these sort of more traditional sort of car rental guys who would operate accordingly.

Nicholas

And you know you saw an interesting thing happen in the middle of the last year when you started cutting your customer acquisition costs down to practically Zero. And you also saw your average transaction value soar. So what prompted that change and is that sustainable moving forward?

Greg

We believe it is for sure and as highlighted earlier, I think these secular or cyclical trends here have actually been, you know, very much sort of embedded in into the overall model and. So I would say the preference and the shift more towards that 2, 3, 4 day booking, that's something which we believe will be there into perpetuity. And so that's fundamentally what underpins the higher ticket sizes that have grown by about 2X over the last couple of quarters. So I think that's very much present because if we look at the broader addressable market for those two day three, day four day trips, I mean. You're talking about tens of billions of dollars of opportunity across the geos that we operate in. So I think there's, there's no doubt for us that's very much sustainable. It's all about having the product reflect in the right way. And share that value proposition for those guests and hosts. So, that's very much there. And when we think about the overall sort of acquisition costs associated. So the other point there, I think ultimately it's about that product excellence and if you have that product experience, which is really, really strong in terms of retention, which we do see in terms of very strong levels of retention for guests and hosts. I think ultimately that's what creates the network effects and the flywheel and that's what creates the word of mouth halo. And when you have that word of mouth halo, that means that you see people talking to their friends, their family and loved ones, you know, workers, et cetera, coworkers. And then they go on social media, they go refer people, you know, they add more cars themselves. They use more so. And that sort of virality is, is what really powers it. And I think that's what the product experience and the MPS's that we have, which RPS is actually 2X plus the industry standard for our business. And so that's really powerful, which I think tells you about the retention and the overall sentiment levels for the platform and that helps drive more and more virality and organic growth.

Marlena

Right. And so, you know in your materials that you estimate about 40% of the global market opportunity for this kind of car sharing is in India and yet you're looking at expanding markets as well. So how are you balancing your approach between the two?

Greg

Sure. Well, I think that's an important question. And I think right now we've been in India now for the better part of a decade. So we certainly have quite a bit of local market understanding at this stage and Indonesia, Vietnam and Egypt have been about a year. And so the way we see this is that India, the product market fit and the overall sort of flywheel network effects are very much embedded and growing. Of course, there's a lot of wood to chop, there's a lot of work to do still, in India, as we scale and we believe we can scale still many folds over the next couple of quarters, but I think the opportunity now for us as we become really a global platform is very much kind of like many other marketplaces, global marketplaces have faced before us, which is making sure that we're able to start hitting some baseline viability of density of scale. And these are the markets and start to build the same flywheel network effects. And so I think ultimately we will be starting to, you know, allocate more and more capital. As I mentioned probably towards the back half of the year into next year in terms of investment into these new geographies.

Marlena

And right now you’re split with vehicle providers is 60 to 40 with Zoomcar taking 40%. Do you think you'll be able to maintain that across new markets? And do you see that changing with increased competition?

Greg

Yeah. So I think for now the 60/40 Rev share, we believe we are actually quite confident that we'll be able to hold the line on that for the foreseeable future. Meaning that in all of the existing markets as well as the new markets, we should be able to command that. And I think it's really all about the relative value we provide to our hosts and at the end of the day and doing that in a way which is still going to be competitive and compelling for the guests. And So what we find is that the hosts with the 60% take, they're able to still generate meaningful economic opportunity over the span of several months and I think that's ultimately what gives us the conviction and confidence that the take rate will hold and we'll be able to maintain that level as we go ahead. Keep in mind that you know, I think there's also a number of opportunities for us over time to better capture additional sort of rent, so to speak. As it relates back to the value that we provide our guests and hosts in in terms of creating this ecosystem. So as we provide more value added services to both guests and hosts, I think we will be able to certainly command premiums for the same. And I think that's ultimately gonna flow back as we think about the ticket size and the ultimate transactional take rates et cetera. So we believe there's considerable value that we can still extract. But I think our take rate, we would likely expect to see the same.

Nicholas

And in one sense this kind of winds up back to the company's readiness for the public markets and kind of how you wound up looking at SPACs a bit and I'm interested because one of the things that was mentioned in your material as well is interest in engaging in strategic M&A as a part of you know the impetus for this deal. And so just you know, looking at, you know, the advantages that you'll have as a public company in doing that, I'm interested in your thoughts on that as well as just given the fact that you're already an asset light platform, what do you specifically hope to gain from those sorts of buys?

Greg

So just going back to the SPAC for a moment. So I think what's interesting for us, uh, you know, we might be a little different in this vein, but you know frankly, we were never looking to go public, whether it's an IPO, whether it's a SPAC that was never really on the radar for us last year, but it was something where we were introduced by, you know investors to Mohan and Madan, the sponsors of Innovative and things just really clicked and you know we always viewed the team at Innovative as much more of like a long term fundamental investor and very different from you know what we had seen in you know kind of in other third party interactions with other SPAC sponsors or other folks out there. You know, we were we were never running a formal process or anything like that. So I think it was very organic and I think usually the best relationships are very organic. And I think the alignment and the meeting of the minds that you know we have with the team at Innovative and it certainly helps that both of the sponsors there come from India born and raised and grew up and operated in India and you know understand the differences and of course they're in the States now but they really get emerging markets and I think they're fundamental medium term long term guys who understand the value opportunity and the addressable market. For India in particular, as well as Southeast Asia and beyond. So I think that was really the reason for us to go down the path here with these folks and you know, we thought there was a great union that we could build and really something very compelling together. So that was the point on the SPAC side. I'm happy to articulate more points there though.

Nicholas

On the M&A point we we've talked about the ways in which you know you're able to operate this in such an asset light manner. You have your own internal tech, but so I guess what are some of the things that you're looking at from that M&A approach? Is it, are you trying to grab market share or is it tech pieces? What are some of the strategies there?

Greg

Yeah. And so sure. If you look at it historically for us, we, we actually the company have never done an M&A. So just to be transparent on that front, you know it's not something that has been necessarily in our DNA. Of course, we consistently look at opportunities as they come up, but I think for now we are in the immediate term we are lazer focused on building out our product, really continuing to refine that, grow that scale. And so that we can meaningfully grow supply across all of our markets this year, so that we can hit our broader volume numbers and hit our broader profitability goals. And I think as the next couple of quarters unfold we'll start to gradually look outside and see are there opportunities to inorganically do something, particularly in terms of new market entry. So as we think about Africa, about Latin America, the broader MENA region, so some of these markets out there that we're not in today where there are already players present and you potentially also where there are potentially other technology companies that are doing sort of specialized work that is relevant to our platform, I think those are the kind of opportunities that might be interesting. So, but I think for you know, unlike some other players, maybe that are out there on the SPAC side as target companies, I think we haven't really made that a conscious focus and I think we're just laser focused on our product and kind of taking care of business as it is.

Nicholas

And just looking at the public markets, I guess in general, you know we've seen a lot of going on a lot, but you know we've seen some other SPAC deals in this space with somewhat similar business models we spoke to get around last year at some point and just given you know some of the macro conditions that are present in the market right now, I mean some of those companies have had a bit of a tough time. But you know, I think obviously investors are focused on certain metrics and just I guess seeing how some pure companies have done once they've gotten to the public markets, what do you think differentiates Zoomcar? What are some of the big metrics to really focus on that makes Zoomcar sort of different once you once you're there.

Greg

Yeah, I think from one and we are 100% asset light, 100% marketplace, so no liabilities in the balance sheet. You're very, very clean that way and it's something which allows us for rapid supply scale without really, any meaningful capital. So I think that really helps fundamentally. And if you look at our take rate, I think the embedded economics of the business model itself certainly provide a big advantage. That's one. Two, think if you look at the market dynamics. So we have as it's kind of highlighted, we have been 95% market share of the organized markets within car rental, car sharing in all four countries that we operate. And if you look at Africa, Latin America, Middle East more broadly, you know these other countries that we can go into have similar dynamics where we can step in pretty quickly in our view and create similar market dynamics. And so the point is, when you have that kind of market share and you have that as a product advantage it certainly allows you to do things that you might otherwise not be able to do. So in terms of the pricing power that you have, the embedded unit economics, so that really gives you that sort of demand side and supply side flywheel and the network effects, which is pretty powerful, that halo. So having that kind of market share really allows us to stand out in terms of what we can do and I think the sustainable profitability in terms of that steady state EBITDA profile as ultimately public company becomes really important and so I think that gives a significant advantage and all of these are markets with very, very robust gainers that have that potential and they're all kind of meaningfully sort of at the top of the growth curve for car sharing, car rentals. So yeah, I mean, I think in total you know it's really the market and then the product and execution which are you know it's quite different here.

Nicholas

Yeah, totally. And just also, you know in one thing that always hangs over these a little bit as one piece of uncertainty moving forward. And we've seen the averages, but just the total cash proceeds in these deals is something of a of an open question before you get to the very end of things. And just given that you have so many interesting initiatives sort of in front of you, how much does your rollout and your business plan change based on what that kind of final cash amount is. Once you get this thing to close.

Greg

Right. And so I think for us, you know the beauty of where we are today is that you know we don't have any CapEx. We have very nominal OpEx and so you know it's really the overall business today at a contribution level is you know extremely well placed. So we actually are on the positive side there. So it actually gives us opportunity to flex in different, different ways. So in in aggregate you know it's not like we go out there and we require hundreds of millions of dollars of capital. It's really a fraction of that that is required for us to be fully sustainable, fully profitable as well as be able to execute on our operating plan, etc. You know, as you might have seen in some of the public documents there. So you know the expectation here is that will be around 50 million or so of capital to the company over the next couple of months and we believe we're very much tracking towards that outcome. Over the next few months, and so we're excited to kind of get to the D-SPAC finish line here in in relatively short order with that kind of capital delivery and we believe that's gonna put us in a position and then some to execute and be you know quite healthy and quite sustainable for a long time to come.

Nicholas

That's really interesting. And one other question, I have that came up while we were talking here about the differentiation between the different markets we’re sort of talking about here is that you know we’ve seen companies with sort of mobility marketplaces in developed markets, particularly in the US, but really all of them come into various levels of conflict with kind of local and various authorities and regulatory bodies and things like that. But I imagine it's a very different situation in the markets you operate in. What are some of the, I guess the lay of the lands when it comes to regulatory when it comes to some of the agencies you you'd be dealing with?

Greg

So I think you, when it comes to anything from a regulatory lens, you always have to look on a country by country basis, right? So at the end of the day, no two countries are exactly alike. Having said all that, I think the one commonality that you see across emerging markets is that they're a lot younger in terms of sort of structured government infrastructure when it comes to sort of rules and regs. Just frameworks and regulatory bodies, et cetera. So it's generally it's more, I would say unorganized and it's earlier stage around a lot of this compared to say US or Western Europe or maybe Japan or even China for that matter. And so yeah which comes with pluses and minuses as anything would. As you'd expect, but I think what is helpful is that you know, they're not overly prescriptive at this stage and nor do we really expect them to become overly prescriptive because you know our space for one is a sort of a self drive space in the sense not, you know, self drive from an autonomy standpoint, but from a you drive yourself perspective. And that means it's not a labor heavy model. So it's a labor light model in that sense. It's really self-serve. So you know, we don't really work with other third party contractors or we don't you know directly work or engage with unionized staff. And so it's a very light model, so generally speaking. In those ways, the government doesn't get particularly involved from a regulatory standpoint, which is what we've seen and that's what we anticipate would broadly be the case as we go ahead. And then also the insurance space is also much sort of, I would say, younger and more fledgling. And so as a result, these countries are also not nearly as litigious as the US or as Western Europe, which again you know has advantages and disadvantages, I suppose, but you know, I think certainly what it does do is it creates more simplicity when it comes to sort of how you think about, you know, coverage for any sort of vehicle damage in a trip and so that makes things a lot more straightforward for Zoomcar than that, say, maybe a Turo or maybe like an Airbnb on the on the property side. So I think that definitely is an important distinction. So I think the call out here is that it always evolves. But I think right now what we're seeing is there is generally a certainly a very reasonable attitude here towards keeping it light. We have a very robust sort of multi prong validation system that's there to validate both guests and hosts to ensure that you know these are. Very genuine customers on both sides. And then the two way rating and review system that we have. Of which we very much vet thoroughly through our own data science engines is actually also very helpful because it provides transparency and it allows visibility then for the guests and the host to better discern quality. And that's actually really important because that's ultimately the input to quote UN quote safety. And then at the same time again leveraging these engines. With our overall sort of computer vision engines tied to images to make sure that you know when you upload your image, your selfie and your license that corresponds to your other identification. So that's another layer of safety and security and protection. And at the same time the ability to have sort of automated GPS based alerts. And the ability to remotely disable engines if there is any sort of driver malfeasance actually is another major I would see safety feature for the host and so that's something that also plays out in our view actually very helpful very, very effectively for both sides.

Marlene

And so of all of the different opportunities that Zoomcar is attacking right now, and all of the changes coming to the mobility space, what's the change that you're most excited about in your sector?

Greg

I'd say the transformation to electric vehicles, certainly because I mean certainly autonomous would be there over the next several further maybe 10 years, 15 years. But I think electric is of course here and now and certainly here and now in the US, Europe and China, but it's starting to become here and now in the emerging markets as well. So over the next two or three years, you'll see the emerging markets really catch up in a more meaningful way to the Western markets. On the EV side. And the reason why EV's just so powerful for a platform like ours is that yeah, they're incredibly low cost to operate, right. And so for a host for them, you know, once that, you know, CapEx is there. I mean, once the vehicle is shared in the platform, they can effectively fulfill for next to nothing and then they can charge and command a premium because there's just a lot of demand, a lot of people want to drive and B because there's a much better driving experience. Irrespective of who is the manufacturer. So, I think that, and the fact that you have all this sort of inelasticity on the demand side and then you have a low OpEx on the host side, it's really compelling for the host, right, because they're in the hand earning opportunity is much higher and of course there's that the positive Flywheel from an environmental ESG standpoint, which is certainly compelling as well, which is kind of the core mission statement. For Zoomcar, which is all about really creating a sustainable environment within the urban built landscape for emerging markets. So that's kind of the company's mission statement. So I think it's in many ways at an existential level, it's fulfilling our broader mission statement, but it's also allowing for really, truly disproportionate value for both your guests and your host. We're really laser focused on something tied to kind of the intersection of sort of personalization as well as sort of IoT. And what I mean by that is, so our personalization engines that we have from a technology product in a science standpoint and our belief really gives disproportionate value to our guests and hosts. On our guests, we can give very, very surgical targeted recommendations on vehicle selection in our catalog and so we can surface the best, most relevant car with the best possible price, best possible rating, best possible location on a consistent basis to the guests, and I think that's really powerful and that's really a lot of data science and engineering heavy lifting, which is not so easy to do and we have tens of thousands of vehicles that help of course, but it the back end algo which is providing that. And then on the host side, we have the ability to provide sort of significant analytics and meaningful insight into them so that they can maximize their business opportunities as well. And in terms of how they represent themselves, how they price themselves, how they describe themselves, place themselves, photograph themselves, to all of that to make the vehicles as compelling as possible. I think that's again driven by the science, personalization engines, recommendation engines and I think that's really important. At the same time we do meaningful work on the IoT side to have a seamless one-touch keyless entry. So you just tap your phone on the app and you can remotely unlock, unlock the vehicle, and it's a seamless, frictionless way. So as a guest, you don't have to interact at all with the host. It’s all async so it's all asynchronous and you're very, very seamless that way without any friction. And there's also an ability to message the host for anything during the trip. So all of that is connected into a we believe a very seamless flow for both our guests and hosts. So those investments and sort of your hardware plus software and you know broader middleware layer we believe it's creating some additional value proposition for us as a platform as a service.

[END]

Annex A

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to the proposed business combination between Innovative International Acquisition Corp. (“Innovative”) and Zoomcar, Inc. (“Zoomcar”). Innovative and Zoomcar will file relevant materials with the Securities and Exchange Commission (the “SEC”). In connection with the business combination, Innovative has filed a registration statement on Form S-4 with the SEC (as may be amended from time to time, the “Registration Statement”) on February 7, 2023, which includes a consent solicitation of Zoomcar, a prospectus with respect to Innovative’s securities to be issued in connection with the transaction, and a proxy statement of Innovative (the “Proxy Statement”), to be used at the meeting of Innovative’s shareholders to approve the proposed merger and related matters. INVESTORS AND SECURITY HOLDERS OF INNOVATIVE ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ZOOMCAR, INNOVATIVE, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. When available, the Proxy Statement contained in the Registration Statement and other relevant materials for the proposed transactions will be mailed to shareholders of Innovative as of a record date to be established for voting on the proposed transactions. Investors and security holders may obtain free copies of the joint proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Innovative through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed transactions and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Innovative, Innovative International Sponsor I LLC, Zoomcar, and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information about Innovative’s directors and executive officers and their ownership of Innovative’s securities is set forth in filings with the SEC, including Innovative’s annual report on Form 10-K filed with the SEC on March 29, 2022 and subsequent quarterly reports filed with the SEC on form 10-Q. To the extent that holdings of Innovative’s securities have changed since the amounts included in Innovative’s most recent annual report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants is included in the joint proxy statement/consent solicitation statement/prospectus. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

These forward-looking statements and factors that may cause actual results and the timing of events to differ materially from the anticipated results include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger and Reorganization or could otherwise cause the transactions contemplated therein to fail to close; (2) the outcome of any legal proceedings that may be instituted against Innovative, Zoomcar, the combined company or others following the announcement of the proposed transactions and any definitive agreements with respect thereto; (3) the inability to complete the proposed transactions due to the failure to obtain approval of the shareholders of Innovative or stockholders of Zoomcar; (4) the inability of Zoomcar to satisfy other conditions to closing; (5) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed transactions; (6) the ability to meet stock exchange listing standards in connection with and following the consummation of the proposed transactions; (7) the risk that the proposed transactions disrupt current plans and operations of Zoomcar as a result of the announcement and consummation of the proposed transactions; (8) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain its reputation, grow its customer base, maintain relationships with customers and suppliers and retain its management and key employees; (9) the impact of the COVID-19 pandemic on the business of Zoomcar and the combined company (including the effects of the ongoing global supply chain shortage); (10) Zoomcar’s limited operating history and history of net losses; (11) Zoomcar’s customer concentration and reliance on a limited number of key technology providers and payment processors facilitating payments to and by Zoomcar’s customers; (12) costs related to the proposed transactions; (13) unfavorable interpretations of laws or regulations or changes in applicable laws or regulations; (14) the possibility that Zoomcar or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (15) Zoomcar’s estimates of expenses and profitability; (16) the evolution of the markets in which Zoomcar competes; (17) political instability associated with operating in current and future emerging markets Zoomcar has entered or may later enter; (18) risks associated with Zoomcar maintaining inadequate insurance to cover risks associated with business operations now or in the future; (19) the ability of Zoomcar to implement its strategic initiatives and continue to innovate its existing products; (20) the ability of Zoomcar to adhere to legal requirements with respect to the protection of personal data and privacy laws; (21) cybersecurity risks, data loss and other breaches of Zoomcar’s network security and the disclosure of personal information or the infringement upon Zoomcar’s intellectual property by unauthorized third parties; (22) risks associated with the performance or reliability of infrastructure upon which Zoomcar relies, including, but not limited to, internet and cellular phone services; (23) the risk of regulatory lawsuits or proceedings relating to Zoomcar’s products or services; (24) increased compliance risks associated with operating in multiple foreign jurisdictions at once, including regulatory and accounting compliance issues; (25) Zoomcar’s exposure to operations in emerging markets where improper business practices may be prevalent; and (26) Zoomcar’s ability to obtain additional capital when necessary.